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                 December 2, 2021

       Scott Mathis
       Chief Executive Officer
       Gaucho Group Holdings, Inc.
       112 NE 41st Street, Suite 106
       Miami, Florida 33137

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261368

       Dear Mr. Mathis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at (202) 551-4074 or Pam Howell at
(202) 551-3357 with
       any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction